                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 22, 1997

                                       OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______


Commission file number: 1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 Valley View Road
                         Eden Prairie, Minnesota  55344

                       FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.   Independent Auditors' Report.

2. Statement of Net Assets Available for Benefits February 22, 1997 and February 24, 1996.

3. Statement of Changes in Net Assets Available for Benefits Years Ended February 22, 1997 and February 24, 1996.

4 Notes to Financial Statements Years Ended February 22, 1997 and February 26, 1996.

5.   Independent Auditors' Consent.



                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     SUPERVALU PRE-TAX SAVINGS AND
                                     PROFIT SHARING PLAN

DATE: August 21, 1997                By:  SUPERVALU INC., the plan administrator



                                          By: /s/ Kim M. Erickson
                                              ----------------------------------
                                              Kim M. Erickson
                                              Senior Vice President, Finance

SUPERVALU PRETAX SAVINGS AND
PROFIT SHARING PLAN

Financial Statements for Annual Report on Form 5500 for the Years Ended February 22, 1997 and
February 24, 1996 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota

We have audited the accompanying statements of net assets available for benefits of SUPERVALU Pretax Savings and Profit Sharing Plan (the Plan) as of February 22, 1997 and February 24, 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of February 22, 1997 and February 24, 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

August 1, 1997

SUPERVALU PRETAX SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FEBRUARY 22, 1997 AND FEBRUARY 24, 1996
--------------------------------------------------------------------------------


                                         1997          1996
ASSETS:
 Investments at current value        $247,217,715  $199,198,671
 Employer contribution receivable       6,719,536     7,062,168
 Employee contribution receivable         729,044       160,802
                                     ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                      $254,666,295  $206,421,641
                                     ============  ============

See notes to financial statements.

SUPERVALU PRETAX SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED FEBRUARY 22, 1997 AND FEBRUARY 24, 1996
--------------------------------------------------------------------------------


                                                1997          1996
NET ASSETS AVAILABLE FOR BENEFITS
 AT BEGINNING OF YEAR                       $206,421,641  $151,186,757

ADDITIONS:
 Employee contributions                       24,768,454    25,851,440
 Employer contributions                       10,141,361     7,062,168
 Interest                                      2,576,086     1,004,290
 Net appreciation of investments              30,418,833    25,546,358
                                            ------------  ------------
      Total additions                         67,904,734    59,464,256

DEDUCTIONS:
 Distributions                                18,655,902    16,919,296
 Administrative expenses                       1,004,178       116,655
                                            ------------  ------------
      Total deductions                        19,660,080    17,035,951
                                            ------------  ------------

NET ADDITIONS                                 48,244,654    42,428,305

TRANSFER FROM LEWIS GROCER PLAN (Note 2)                     9,162,645

TRANSFER FROM SWEETLIFE PLAN (Note 2)                        3,643,934
                                            ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                             $254,666,295  $206,421,641
                                            ============  ============

See notes to financial statements.

SUPERVALU PRETAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 22, 1997 AND FEBRUARY 24, 1996
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The financial statements of the SUPERVALU Pretax Savings and Profit Sharing Plan (the Plan) are presented on the accrual basis of accounting. Investment assets of the Plan are stated at current market value, as determined by the Plan trustee.

--------------------------------------------------------------------------------
Reclassifications - Certain prior year information has been reclassified to conform to the current year presentation.

2.  THE PLAN

    The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (SUPERVALU). All nonunion employees age 21 or older who have completed 1 year of service with SUPERVALU with at least 1,000 hours in each year may participate. Eligible employees can enroll in the Plan each September 1 and March 1. Effective March 1, 1995, the Sweetlife 401(k) Plan was merged into the Plan. The Lewis Grocer Pretax Savings and Profit Sharing Plan was merged with the Plan effective June 30, 1995. Total assets relating to the Sweetlife 401(k) Plan were transferred to the Plan's trustee. The total assets relating to the Lewis Grocer Pretax and Profit Sharing Plan were transferred within the SUPERVALU 401(k) Master Trust administered by the trustee.

    The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 15% of their gross pay to the Plan. Participant contributions up to 5% are matched at a rate of 20% by SUPERVALU. An additional discretionary matching contribution of up to 5% of a participant's contribution may be made by SUPERVALU depending upon the performance of each profit center. To receive this additional matching, the participant must have worked 1,000 hours during the plan year and be employed on the last day of the plan year except in the case of death, disability, or retirement after age 62 during the plan year.

    On July 1, 1995, the SUPERVALU INC. Master Trust (Master Trust) was restructured, and the Plan's assets were transferred to the SUPERVALU INC. 401(k) Master Trust (401(k) Master Trust). Each participating retirement plan has an undivided interest in the 401(k) Master Trust (see Note 5).

    All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years. Prior to June 1, 1995, contributions were invested in one or both of the funds within the Master
    Trust: (a) the SUPERVALU INC. - Fixed Fund, or (b) the Equity Index Fund. Effective June 1, 1995, contributions are invested in one or more of the four funds within the 401(k) Master Trust: (a) the SUPERVALU INC. - Fixed Fund, (b) the Equity Index Fund, (c) the Brinson Global Fund, or (d) the Wedge Small Cap Fund.

    On August 1, 1996, the SUPERVALU Common Stock Fund was added to the 401(k) Master Trust as an additional investment fund for the Plan. All employer contributions to the Plan after August 1, 1996 are invested in the SUPERVALU Common Stock Fund.

    Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's vested account balance would be distributed to the participant in full upon termination.

    Benefits under the Plan are payable in a lump sum.

    Participants currently employed by SUPERVALU can withdraw their before-tax 401(k) contributions and employer contributions only in financial hardship situations. Accounts resulting from any participant's after-tax contributions can be withdrawn at any time. Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published for the last business day of the calendar month in which the loan is granted by the Wall Street Journal, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years.

3.  INTERNAL REVENUE SERVICE STATUS

    The Plan has received a favorable determination letter from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of that code. Therefore, no provision for income taxes has been made.

4.  TRUSTEE

    Bankers Trust Company (the trustee) has been appointed as trustee. The trust agreement stipulates that the trustee may resign at any time by giving 30-days' written notice to the Administrative Committee. The Administrative Committee may remove the trustee at any time by giving 30-days' written notice of such action to the trustee.

5.  COMMINGLED FUNDS

    Through June 30, 1995, all investments were held in the Master Trust. The Master Trust also administered 13 other employee benefit plans for SUPERVALU
    INC.: the SUPERVALU INC. Retirement Plan; the Pittsburgh Division Profit Sharing Plan; the Ryans Division Profit Sharing Plan; the Lewis Grocer 401(k) Plan; the SUPERVALU Preferred Products Plan; the Cub Food Retail Clerks 401(k) Plan; the SUPERVALU Retail Operations 401(k) Plan; the Wetterau Union 401(k) Plan; the Portland Union Retirement Plan; the Presque Isle Union Retirement Plan; the Pittsburgh Local 872 Pension Plan; the Fox Grocery Local 538 Pension Plan; and the Teamsters Local 110 Retirement Plan. On July 1, 1995, the Master Trust was restructured, and the Plan's assets were transferred to the 401(k) Master Trust. The 401(k) Master Trust also administers the Cub Foods Clerks Pretax and Profit Sharing Plan, the SUPERVALU Retail Operations 401(k) Plan, the Wetterau Union 401(k) Plan, and the Pittsburgh Union 401(k) Plan. Investments and funds for all plans are commingled and held in the 401(k) Master Trust. Each plan has a proportionate interest in the assets of the fund in which the plan is invested and shares proportionately in total fund increases and decreases, except for the Loan Fund, which is based on actual participant loan activity. Separate accounts are maintained by the trustee for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms. The Plan's assets are invested in the SUPERVALU INC.-- fixed Fund, the Equity Index Fund, the Brinson Global Balanced Fund, the Wedge Small Cap Fund, and the SUPERVALU Common Stock Fund. Financial information related to the 401(k) Master Trust has been prepared and filed according to Department of Labor regulations.

    Summary information relating to the 401(k) Master Trust is as follows at February 22, 1997 and February 24, 1996:


                                                  1997           1996

     BRINSON GLOBAL FUND:
     Investments -
       Mutual fund                            $ 14,372,320   $  8,859,775
                                              ------------   ------------
                                                14,372,320      8,859,775
     Settlements payable                          (314,489)
                                              ------------   ------------
         Total Brinson Global Fund              14,057,831      8,859,775

WEDGE SMALL CAP FUND:
     Investments:
       Common stock                             17,910,254     12,284,787
       Mutual fund                                 927,102        763,672
                                              ------------   ------------
                                                18,837,356     13,048,459
     Cash                                        1,738,840      1,450,708
     Accrued income                                289,281         24,346
     Settlements receivable (payable)               33,537        (88,688)
                                              ------------   ------------
         Total Wedge Small Cap Fund             20,899,014     14,434,825

EQUITY INDEX FUND:
     Investments -
       Mutual fund                             112,797,999     78,536,340
                                              ------------   ------------
                                               112,797,999     78,536,340
     Cash                                               13
     Settlements receivable                         83,003
                                              ------------   ------------
         Total Equity Index Fund               112,881,015     78,536,340

SUPERVALU INC. - FIXED FUND:
     Investments -
       Collective investment fund              104,984,237    101,885,981
                                              ------------   ------------
                                               104,984,237    101,885,981
     Cash                                                         832,489
     Accrued income                                                 1,199
                                              ------------   ------------
         Total SUPERVALU INC. - Fixed Fund     104,984,237    102,719,669


                                                                                                              1997          1996

SUPERVALU COMMON STOCK FUND:
     Investments -
       Common stock                                                                                       $    481,957
                                                                                                          ------------
                                                                                                               481,957
     Cash                                                                                                        5,119
     Accrued income                                                                                              3,912
                                                                                                          ------------
         Total SUPERVALU Common Stock Fund                                                                     490,988

LOAN FUND -
     Loans at cost                                                                                           7,714,704  $  6,500,562
                                                                                                          ------------  ------------
         Total Loan Fund                                                                                     7,714,704     5,500,562


CLEARING ACCOUNT:
     Cash                                                                                                    1,255,932       780,874
     Accrued income                                                                                              5,769         4,423
                                                                                                          ------------  ------------
         Total Clearing Account                                                                              1,261,701       785,297
                                                                                                          ------------  ------------

TOTAL 401(k) TRUST ASSETS                                                                                 $262,289,490  $210,836,468
                                                                                                          ============  ============

Assets of the 401(k) Master Trust are allocated to the participating plans as follows at February 22, 1997:

SUPERVALU Pretax Savings and Profit Sharing Plan                                                                        $247,217,715
Cub Foods Retail Clerks 401(k) Plan                                                                                        2,774,485
SUPERVALU Retail Operations 401(k) Plan                                                                                    7,939,922
Wetterau Union 401(k) Plan                                                                                                 3,865,286
Pittsburgh Union 401(k) Plan                                                                                                 492,082
                                                                                                                        ------------
                                                                                                                        $262,289,490
                                                                                                                        ============
Assets of the 401(k) Master Trust are allocated to the participating plans as follows at February 24, 1996:

SUPERVALU Pretax Savings and Profit Sharing Plan                                                                        $199,198,671
Cub Foods Retail Clerks 401(k) Plan                                                                                        1,262,715
SUPERVALU Retail Operations 401(k) Plan                                                                                    7,653,770
Wetterau Union 401(k) Plan                                                                                                 2,721,312
                                                                                                                        ------------
                                                                                                                        $210,836,468
                                                                                                                        ============


6.   FUND INFORMATION

     Information by fund is as follows for the years ended February 24, 1997 and February 25, 1996:

                                                           1997          1996

     INVESTMENT BALANCES:
       SUPERVALU INC. - Fixed  Fund                    $101,522,968  $ 99,532,509
       Equity Index Fund                                104,639,424    72,461,157
       Brinson Global Balanced Fund                      12,954,725     8,299,988
       Wedge Small Cap Fund                              18,916,286    13,248,437
       SUPERVALU Common Stock Fund                          490,989
       Loan Fund                                          7,599,890     5,420,605
       Short-term investment fund                         1,093,433       235,975
                                                       ------------  ------------
                                                       $247,217,715  $199,198,671
                                                       ============  ============

     EMPLOYEE CONTRIBUTIONS:
       SUPERVALU INC. - Fixed Fund                     $ 10,616,698  $ 13,062,949
       Equity Index Fund                                  9,914,536    10,463,638
       Brinson Global Balanced Fund                       1,544,452       830,547
       Wedge Small Cap Fund                               2,644,950     1,494,306
       SUPERVALU Common Stock Fund                           47,818
                                                       ------------  ------------
                                                       $ 24,768,454  $ 25,851,440
                                                       ============  ============

     EMPLOYER CONTRIBUTIONS:
       SUPERVALU INC. - Fixed Fund                     $  1,547,209  $  3,403,320
       Equity Index Fund                                  1,417,998     2,758,552
       Brinson Global Balanced Fund                         203,276       329,460
       Wedge Small Cap Fund                                 341,158       570,836
       SUPERVALU Common Stock Fund                        6,631,720
                                                       ------------  ------------
                                                       $ 10,141,361  $  7,062,168
                                                       ============  ============

     INTEREST:
       Equity Index Fund                               $         12  $      3,074
       Brinson Global Balanced Fund                       1,293,268       541,431
       Wedge Small Cap Fund                                 349,431       188,442
       SUPERVALU Common Stock Fund                            6,908
       Loan Fund                                            805,079       271,343
       Short-term investment fund                           121,388
                                                       ------------  ------------
                                                       $  2,576,086  $  1,004,290
                                                       ============  ============

     NET APPRECIATION OF INVESTMENTS:
       SUPERVALU INC. - Fixed Fund                     $  6,241,228  $  6,060,524
       Equity Index Fund                                 21,434,048    17,852,385
       Brinson Global Balanced Fund                         292,658       251,482
       Wedge Small Cap Fund                               2,419,672     1,381,967
       SUPERVALU Common Stock Fund                           31,227
                                                       ------------  ------------
                                                       $ 30,418,833  $ 25,546,358
                                                       ============  ============

                                                    1997         1996
    DISTRIBUTIONS:
      SUPERVALU INC. - Fixed Fund                $11,392,609  $11,889,470
      Equity Index Fund                            5,463,325    4,623,344
      Brinson Global Balanced Fund                   602,504       98,481
      Wedge Small Cap Fund                           672,357      141,558
      SUPERVALU Common Stock Fund                        573
      Loan Fund                                      524,534      274,618
      Short-term investment fund                                 (108,175)
                                                 -----------  -----------
                                                 $18,655,902  $16,919,296
                                                 ===========  ===========

    EXPENSES:
      SUPERVALU INC. - Fixed Fund                $   460,894  $    26,831
      Equity Index Fund                              215,118       53,661
      Brinson Global Balanced Fund                    11,699        2,333
      Wedge Small Cap Fund                           313,918       33,830
      SUPERVALU Common Stock Fund                      2,549
                                                 -----------  -----------
                                                 $ 1,004,178  $   116,655
                                                 ===========  ===========

    TRANSFERS FROM LEWIS GROCER PLAN (Note 2):
      SUPERVALU INC. - Fixed Fund                             $ 7,574,529
      Equity Index Fund                                           695,283
      Brinson Global Balanced Fund                                 43,410
      Wedge Small Cap Fund                                        135,956
      Loan Fund                                                   713,467
                                                              -----------
                                                              $ 9,162,645
                                                              ===========

    TRANSFERS FROM SWEETLIFE PLAN (Note 2):
      SUPERVALU INC. - Fixed Fund                             $ 2,759,934
      Equity Index Fund                                           884,000
                                                              -----------
                                                              $ 3,643,934
                                                              ===========

7.  SUBSEQUENT EVENT

    Subsequent to February 22, 1997, the Plan sponsor resolved to merge the Ryans Division Profit Sharing Plan into the SUPERVALU Pretax Savings and Profit Sharing Plan effective August 31, 1997.